Exhibit 11.2

DOGNESS (INTERNATIONAL) CORPORATION

Insider Trading Policy and Guidelines

with Respect to

Certain Transactions in Company Securities

This Policy provides guidelines to employees, executive officers and directors of, and consultants and contractors to Dogness (International) Corporation (the “Company”) with respect to transactions in the Company’s securities.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common shares, options for common shares and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s common shares. It applies to all executive officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries, who receive or have access to Material Non-public Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Non-public Information from any Insider. Any person who possesses Material Non-public Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

Statement of Policy

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any non-public information acquired in the work-place and the misuse of Material Non-public Information in securities trading.

Specific Policies

1. Trading on Material Non-public Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-public Information concerning the Company, and ending at the beginning of the second Trading Day following the date of public disclosure of that information, or at such time as such Non-public information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the Nasdaq Capital Market (“Nasdaq”) are open for trading. A “Trading Day” begins at the time trading begins on such day. This restriction on trading does not apply to transactions made under a trading plan adopted pursuant to Securities and Exchange Commission (the “SEC”) Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)) (“Rule 10b5-1(c)”) and approved in writing by the Company (an “approved Rule 10b5-1 trading plan”).

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2. Tipping. No Insider shall disclose (“tip”) Material Non-public Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Non-public Information as to trading in the Company’s securities.

3. Confidentiality of Non-public Information. Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any executive officer, director or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Non-public Information, the inquiry should be referred to the Company’s Chief Executive Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

Potential Criminal and Civil Liability and/or Disciplinary Action

1. Liability for Insider Trading. Pursuant to federal and state securities laws, insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Non-public Information regarding the Company.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-public Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3. Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

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Trading Guidelines and Requirements

1. Black-Out Period and Trading Window.

(a) Black-Out Period. The period beginning at the close of market on the last day of the second calendar month of each fiscal quarter and ending at the beginning of the second Trading Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s common shares from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that executive officers, directors and certain employees will, during that period, often possess Material Non-public Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a “black-out” period. All directors and executive officers and those other employees identified by the Company from time to time and who have been notified that they have been so identified are prohibited from trading during such period. In addition, from time to time Material Non-public Information regarding the Company may be pending. While such information is pending, the Company may impose a special “black-out” period during which the same prohibitions and recommendations shall apply. These restrictions on trading do not apply to transactions made under an approved Rule 10b5-1 trading plan.

(b) Mandatory Trading Window. To ensure compliance with this Policy, the Company requires that all directors and executive officers and those certain identified employees of the Company refrain from conducting transactions involving the purchase or sale of the Company’s common shares other than during the period (the “trading window”) commencing at the open of market on the second Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the last day of the second calendar month of the next fiscal quarter. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan.

From time to time, the Company may also prohibit directors, executive officers and potentially a larger group of employees, consultants and contractors from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. In such event, directors, officers and such employees, consultants and contractors may not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. The Company would re-open the trading window at the beginning of the second Trading Day following the date of public disclosure of the information, or at such time as the information is no longer material.

It should be noted that even during the trading window, any person possessing Material Non-public Information concerning the Company, whether or not subject to the black-out period and trading window, should not engage in any transactions in the Company’s common shares until such information has been known publicly for at least one Trading Day, whether or not the Company has recommended a suspension of trading to that person. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

2. Pre-Clearance of Trades. The Company has determined that all executive officers and directors of the Company and certain other persons identified by the Company from time to time and who have been notified that they have been so identified must refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management of and/or counsel to the Company before clearing any proposed trade. Although an Insider wishing to trade pursuant to an approved Rule 10b5-1 trading plan need not seek preclearance from the Company’s Insider Trading Compliance Officer before each trade takes place, such an Insider must obtain Company approval of the proposed Rule 10b5-1 trading plan before it is adopted.

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3. Individual Responsibility. Every officer, director and other employee, consultant and contractor has the individual responsibility to comply with this Policy against insider trading. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Non-public Information relating to other companies, including the Company’s customers and other business partners (“business partners”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. All executive officers, directors, employees, consultants and contractors should treat Material Non-public Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Non-public Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s common shares.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results;

●	Known but unannounced future earnings or losses;

●	Execution or termination of significant contracts;

●	News of a pending or proposed mergers or acquisitions;

●	News of the disposition or acquisition of significant assets;

●	Significant developments related to intellectual property;

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●	Significant developments involving corporate relationships;

●	Stock splits;

●	New equity or debt offerings; and

●	Significant litigation exposure due to actual or threatened litigation.

Either positive or negative information may be material.

Non-public information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plan (but not the sale of any shares issued upon such exercise or purchase and not a cashless exercise (accomplished by a sale of a portion of the shares issued upon exercise of an option)) are exempt from this Policy, since the other party to these transactions is the Company itself and the price does not vary with the market, but is fixed by the terms of the option agreement. In addition, for purposes of this Policy, the Company considers that bona fide gifts of the securities of the Company are exempt from this Policy.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer,       Aihua Cao                    .

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